

# บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
## ASIA FIBER PUBLIC COMPANY LIMITED

33/133-136 Surawongse Road, Bangkok 10500, Thailand. Tel. (66) 0-2632-7071
Facsimile : (66) 0-2236-1982 E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

04010062



Attention:  International Corporate Finance
      Re:  Asia Fiber Public Company Limited
           Rule l2g3-2 (b) Exemption
           File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed"with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri

President

Annex A to Letter to the SEC
dated  February 17, 2003  of
Asia Fiber Public Company Limited    .

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document                                    Check if Enclosed

Title: _____ Annual Report
Date:  as of _____
Entity requiring item:  The Securities
Exchange of Thailand ( the "SET" ) pursuant
to its rules  governing listed companies.                           _____

Title:  Audited Financial Information
for Years Ended ____ __ , 200 __ and 200__
Date:  as of _____ __ , 200 __ and  200__
Entity requiring item:  The  SET  pursuant
to its rules governing listed companies.                            _____

Title:  Unaudited Financial Information
for Years Ended _____ __ , 200__ and 200__
Date:  as  of _____ __ , 200__ and  200__
Entity requiring item:  The SET pursuant
to  its  rules  governing  listed  companies.                       _____

Title:   Interim  Financial  Information
for  Three Months Ended  December 31,2003
and  Review Report of Certified Public Accountant
Date:  as of _____, ___.
Entity requiring item:  The SET pursuant                      X
to its rules governing listed companies.                            _____

Title: Invitation  to  Shareholders to
Attend  Ordinary  Meeting  on _____ ___,
Date: _____ ___,

| Description of Document | Check if Enclosed |
|---|---|

Title: Proxy Form for Ordinary Meeting of
Shareholders on _____ __, 200 __
Date: _____ __ , 200__
Entity requiring item: Pursuant to the
Civil and Commercial Code of Thailand.                    _____

Title: Prospectus for the Offering of
_____ Shares of Common Stock of the
Company
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.                    _____

Title: Minutes of the _____ Shareholders
Meeting
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.                    _____

Title: Press Release
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.                    _____

Other:

Title:

Date: _____ __ , 200__
Entity requiring item:                                      _____

ASIA FIBER PUBLIC COMPANY LIMITED

Reviewed

Financial Statement

As at December 31, 2003 and 2002



บริษัท สำนักงาน **พิพัฒน์และเพื่อน** จำกัด
**Pipat & Associates Co., Ltd.**
Certified Public Accountant of Thailand

## REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors of **ASIA FIBER PUBLIC COMPANY LIMITED**

I have reviewed the balance sheet of **ASIA FIBER PUBLIC COMPANY LIMITED** as at December 31, 2003, the related statements of income, for the three months period and six months period then ended December 31, 2003 changes in shareholders' equity and cash flows for the six months period ended December 31, 2003. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to report on these financial statements based on my reviews.

I conducted my reviews in accordance with the Standard on Auditing applicable to review engagements. This Standards requires that I plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, I do not express an opinion.

Based on my reviews, nothing has come to our attention that causes me to believe that the financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The financial statements of **ASIA FIBER PUBLIC COMPANY LIMITED** for the year ended June 30, 2003 were audited in accordance with generally accepted auditing standards by another auditor, who expressed an unqualified opinion on those financial statements under his report dated August 19, 2003. The balance sheet as of June 30, 2003, as presented herein for comparative purposes, formed an integral part of the financial statements, which were audited and reported on by that auditor.

The statements of earnings for the the six-month periods ended December 31, 2002 and changes in shareholders' equity and cash flows for the six-month period then ended of **ASIA FIBER PUBLIC COMPANY LIMITED** as persented herein for comparative purposes, and formed an integral part of the interim financial statements, were reviewed by the aforementioned auditor whose report dated January 29, 2003 stated that nothing had come to his attention to cause him to believe that the interim financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting priniples.

**PIPAT & ASSOCIATES CO., LTD**
Bangkok
February 6, 2004

**(Pipat Pusayanonda)**
Certified Public Accountant
of Thailand No. 56

# ASIA FIBER PUBLIC COMPANY LIMITED

## BALANCE SHEETS

### AS AT DECEMBER 31 , 2003 & JUNE 30,2003

(BAHT)

### ASSETS

|  | Note | Unaudited , reviewed December 31, 03 | Audited June 30, 03 |
|---|---|---|---|
| **CURRENT ASSETS** |  |  |  |
| Cash and cash equivalents | 3.11 | 30,558,585.85 | 41,404,714.30 |
| Accounts and notes receivable - trade ,net | 3.3, 5 | 103,384,385.15 | 146,163,286.38 |
| Accounts and notes receivable - related companies ,net | 3.3, 4.1 | 99,742,452.48 | 99,945,530.52 |
| Inventories - net | 3.4, 6 | 354,360,008.28 | 284,780,238.57 |
| Inventories in transit |  | 13,349,759.06 | 36,085,056.68 |
| Other current assets |  | 17,956,079.45 | 2,811,123.27 |
| **Total Current Assets** |  | 619,351,270.27 | 611,189,949.72 |
| **NON-CURRENT ASSETS** |  |  |  |
| Fixed deposit as collateral | 3.12 | 1,648,095.71 | 1,640,955.71 |
| Investments in shares of other company - at cost | 3.5, 4.2,7 | 500,000.00 | 500,000.00 |
| Property , plant and equipment - net | 3.6, 3.7, 8, 13 | 560,927,539.71 | 549,717,481.96 |
| Other non-current assets |  | 536,193.35 | 691,347.89 |
| **Total Non-Current Assets** |  | 563,611,828.77 | 552,549,785.56 |
| **TOTAL ASSETS** |  | 1,182,963,099.04 | 1,163,739,735.28 |



# ASIA FIBER PUBLIC COMPANY LIMITED

## BALANCE SHEETS (Continue)

## AS AT DECEMBER 31 , 2003 & JUNE 30,2003

(BAHT)

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | Note | Unaudited , reviewed December 31, 03 | Audited June 30, 03 |
|---|---|---|---|
| **CURRENT LIABILITIES** | | | |
| Bank overdrafts and short-term loans from financial institutions | 9 | 88,423,612.51 | 70,002,178.89 |
| Account and notes payable - trade | | 39,043,223.06 | 49,667,950.30 |
| Current portion of long-term loans | 10 | 8,571,360.00 | 8,571,360.00 |
| Accrued interest | | 67,012.11 | 25,275,650.66 |
| Accrued expenses | | 14,071,712.43 | 16,722,332.14 |
| Other current liabilities | | 11,493,832.42 | 12,562,791.93 |
| **Total Current Liabilities** | | 161,670,752.53 | 182,802,263.92 |
| **NON-CURRENT LIABILITIES** | | | |
| Long-term loans - net of current portion | 10 | 14,285,840.00 | 18,571,520.00 |
| **TOTAL LIABILITIES** | | 175,956,592.53 | 201,373,783.92 |
| **SHAREHOLDERS' EQUITY** | | | |
| Share capital | | | |
| Registered share capital | | | |
| Common shares , authorized 100,000,000 shares , Baht 10.00 par value | | | |
| Total Baht 1,000,000,000.00 | | | |
| Issued and fully paid | | | |
| Common shares 45,572,418 shares , Baht 10.00 per share | | | |
| Common shares increased from exercise its warrants | | | |
| 80 shares , Baht 10.00 per share | | 455,724,980.00 | 455,724,180.00 |
| Premium on share capital | | 369,500,000.00 | 369,500,000.00 |
| Revaluation increment in land | | 250,082,762.65 | 250,082,762.65 |
| Retain earning | | | |
| Appropriated for : - | | | |
| Legal reserve | 12 | 16,247,500.00 | 16,247,500.00 |
| General reserve | | 1,357,626.34 | 1,357,626.34 |
| Unappropriated | | (85,906,362.48) | (130,546,117.63) |
| **Shareholders' Equity - Net** | | 1,007,006,506.51 | 962,365,951.36 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | 1,182,963,099.04 | 1,163,739,735.28 |

# ASIA FIBER PUBLIC COMPANY LIMITED

## STATEMENTS OF INCOME

## UNAUDITED , REVIEWED

### FOR THE 3 MONTHS ENDED AND THE 6 MONTHS ENDED DECEMBER 31,2003 AND 2002

(BAHT)

|  | Note | For the 3 months ended December 31, | | For the 6 months ended December 31, | |
| --- | --- | --- | --- | --- | --- |
|  | | 2003 | 2002 | 2003 | 2002 |
| **REVENUES** | | | | | |
| Net sales and services income | | 312469241.15 | 291639803.34 | 596,936,252.90 | 618,639,399.98 |
| Gain on foreign exchange - net | | 875740.02 | 216227.76 | 1,064,428.37 | 705,844.69 |
| Other income | | 6540003.36 | 5303279.44 | 11,413,150.73 | 13,380,890.10 |
| **Total Revenues** | | 319,884,984.53 | 297,159,310.54 | 609,413,832.00 | 632,726,134.77 |
| **COSTS AND EXPENSES** | | | | | |
| Cost of sales and services | | 298378264.5 | 271456875.1 | 550,589,894.40 | 546,151,376.25 |
| Selling and administrative expenses | | 17561354.36 | 15465120.71 | 32,196,484.60 | 29,159,739.24 |
| **Total Costs and Expenses** | | 315,939,618.81 | 286,921,995.78 | 582,786,379.00 | 575,311,115.49 |
| **INCOME BEFORE INTEREST EXPENSE** | | 3,945,365.72 | 10,237,314.76 | 26,627,453.00 | 57,415,019.28 |
| Interest Expense | | (760,860.21) | (3,726,352.18) | (2,739,273.18) | (9,143,006.87) |
| **NET INCOME FROM NORMAL OPERATING** | | 3,184,505.51 | 6,510,962.58 | 23,888,179.82 | 48,272,012.41 |
| Gain on Debt Restructuring | 9 | 20,751,575.33 | - | 20,751,575.33 | - |
| **NET INCOME** | | 23,936,080.84 | 6,510,962.58 | 44,639,755.15 | 48,272,012.41 |
| **NET INCOME / SHARES** | | | | | |
| Net Income from normal operating | | 0.07 | 0.14 | 0.52 | 1.06 |
| Extra-ordinary items | | 0.46 | - | 0.46 | - |
| Net Income | | 0.53 | 0.14 | 0.98 | 1.06 |
| Weighted average of common shares (shares) | | 45,572,438 | 45,572,418 | 45,572,438 | 45,572,340 |

(The accompanying notes are an integral part of these financial statements.)

(Financial statement as at December 31, 2003 were audited by auditor who has not been approved by S.E.C. )



# ASIA FIBER PUBLIC COMPANY LIMITED

## STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

### UNAUDITED , REVIEWED

### FOR THE 6 MONTHS ENDED DECEMBER 31, 2003 AND 2002

(BAHT)

| | Share Capital | Premium on Share Capital | Revaluation Increment in land | Legal Reserve | General Reserve | Deficit Unappropriated | Net |
|---|---|---|---|---|---|---|---|
| **2002** | | | | | | | |
| Balance as at July 1 , | 455,723,400.00 | 369,500,000.00 | 250,082,762.65 | 16,247,500.00 | 1,357,626.34 | (230,560,086.50) | 862,351,202.49 |
| Increase during period | | | | | | | |
| Increase in share capital | 780.00 | - | - | - | - | - | 780.00 |
| Net income for the period | - | - | - | - | - | 48,272,012.41 | 48,272,012.41 |
| Balance as at December 31 , | 455,724,180.00 | 369,500,000.00 | 250,082,762.65 | 16,247,500.00 | 1,357,626.34 | (182,288,074.09) | 910,623,994.90 |
| **2003** | | | | | | | |
| Balance as at July 1 , | 455,724,180.00 | 369,500,000.00 | 250,082,762.65 | 16,247,500.00 | 1,357,626.34 | (130,546,117.63) | 962,365,951.36 |
| Increase during period | | | | | | | |
| Increase in share capital | 800.00 | - | | | | | 800.00 |
| Net income for the period | - | | | - | | 44,639,755.15 | 44,639,755.15 |
| Balance as at December 31 , | 455,724,180.00 | 369,500,000.00 | 250,082,762.65 | 16,247,500.00 | 1,357,626.34 | (85,906,362.48) | 1,007,006,506.51 |

(The accompanying notes are an integral part of these financial statements.)

(Financial statement as at December 31, 2003 were audited by auditor who has not been approved by S.E.C.)

**ASIA FIBER PUBLIC COMPANY LIMITED**

**STATEMENTS OF CASH FLOWS**

**UNAUDITED ,REVIEWED**

**FOR THE 6 MONTHS ENDED DECEMBER 31 , 2003 AND 2002**

(BAHT)

| | 2003 | 2002 |
|---|---|---|
| **Cash Flows from Operating Activities : -** | | |
| Net income (loss) | 44,639,755.15 | 48,272,012.41 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) | | |
| operating activities : - | | |
| Depreciation | 27,464,239.82 | 28,780,711.33 |
| Provision (reversal) for doubtful accounts | - | (767,661.43) |
| Unrealized (gain) loss on exchange rate | (104,448.21) | (65,584.18) |
| Loss (gain) on disposal of fixed assets | 362,343.99 | (600,222.86) |
| Loss (gain) on Debt - restructuring | (20,751,575.33) | - |
| Net income (loss) from Operating activities before change in | | |
| operating assets and operating liabilities | 51,610,315.42 | 75,619,255.27 |
| Decrease (Increase) in operating assets : - | | |
| (Increase) decrease in accounts and notes receivable-trade | 43,072,192.44 | 30,819,457.19 |
| (Increase ) decrease in inventories | (69,398,201.44) | (69,274,607.72) |
| (Increase ) decrease in inventories in transit | 22,735,297.62 | 48,422,668.74 |
| (Increase ) decrease in other current assets | (15,144,956.18) | (138,498.78) |
| (Increase ) decrease in other assets | 155,154.54 | 726,934.15 |
| Operating assets (increase) decrease | (18,580,513.02) | 10,555,953.58 |
| Increase (Decrease) in operating liabilities : - | | |
| Increase (decrease) in accounts payable and notes payable | (10,624,727.24) | (15,784,359.87) |
| Increase (decrease ) in accrued interest and accrued expenses | (9,607,682.93) | 6,704,716.26 |
| Increase (decrease) in other current liabilities | (1,054,724.47) | 1,678,751.24 |
| Operating liabilities increase (decrease) | (21,287,134.64) | (7,400,892.37) |
| **Net Cash provided by (used in) Operating Activities** | 11,742,667.76 | 78,774,316.48 |

(Financial statement as at December 31,2003 were audited by auditor who has not been approved by S.E.C. )

# ASIA FIBER PUBLIC COMPANY LIMITED

## STATEMENT OF CASH FLOWS (Continue)

### UNAUDITED ,REVIEWED

### FOR THE 6 MONTHS ENDED DECEMBER 31, 2003 AND 2002

|  | (BAHT) | |
|---|---:|---:|
|  | 2003 | 2002 |
| Cash Flows from Investing Activities : - | | |
| Fixed deposit as collacteral | (7,140.00) | - |
| Cash proceed from sales of fixed assets | 477,757.01 | 1,107,913.83 |
| Purchase of fixed assets | (39,695,966.84) | (7,213,666.76) |
| **Net Cash provided by (used in) Investing Activities** | (39,225,349.83) | (6,105,752.93) |
| Cash Flows from Financing Activities : - | | |
| Increase (decrease) in Bank overdraft and loans from Financial Institutions | 20,921,433.62 | (17,577,155.54) |
| Repayment of long-term loans | (4,285,680.00) | (51,980,000.00) |
| Cash proceed from pain-in capital (warrant exercise) | 800.00 | 780.00 |
| **Net Cash provide by (used in ) Financing Activities** | 16,636,553.62 | (69,556,375.54) |
| Net increase (decrease) in Cash and cash equivalents | (10,846,128.45) | 3,112,188.01 |
| Cash and cash equivalents at beginning of period | 41,404,714.30 | 32,321,242.28 |
| **Cash and cash equivalents at the end of period** | 30,558,585.85 | 35,433,430.29 |
| Additional Cash Flows information : - | | |
| Cash payments during the period for : - | | |
| Interest expense paid | 9,431,336.40 | 6,930,861.01 |
| Withholding tax paid | 118,410.63 | 51,406.40 |

(The accompanying notes are an integral part of these financial statements.)



ASIA FIBER PUBLIC COMPANY LIMITED

## 1. BASIS FOR THE PRESENTATION OF FINANCIAL STATEMENTS

The presentation of these financial statements has been made in compliance with the Notification of the Commercial Registration Department dated September 14, 2001 issued under the Accounting Act. B.E. 2543.

## 2. GENERAL INFORMATION

Asia Fiber Public Company Limited is incorporated in Thailand and listed in the Stock Exchange of Thailand. The company is engaged in manufacturing of nylon products. The company's office and factory are located as follows  : -

Office : -        27 th. Floor , Wall Street Tower , 33/133-136 Surawongse Road, Suriyawongse , Bangrak , Bangkok , Thailand

Factory : -        406-7 Moo 7 , Sukhumvit Road , Km. 33.5 , Tambol Bangpoomai , Muang District , Samutprakarn , Thailand

The employees information for the 6 months ended December 31, 2003 and 2002 are as follows   : -

|  | Reviewed | |
|---|---|---|
|  | 2003 | 2002 |
| The average number of employees | 1,191 | 1,298 |
| Total expenses concerned to employees for the | | |
| 6 months ended December 31, | 58,597 | 61,052 |

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1  Revenue recognition

- Sales are recognized when delivery has taken place and transfer of risks and rewards has been completed.

- Interest income are recognized  on a time proportion basis that takes into account the effective yield on the assets.

- Other income are recognized  according to Accrual basis.

3.2  Expenditure recognition

The company 's expenditure are recognized according to Accrual basis.

3.3  Allowance for doubtful accounts

The company provides an allowance for doubtful accounts equal to the estimated collection losses by the executive consideration together with a review of the current status of the existing receivables as at the end of period.

3.4  Inventory valuation

Inventories consist of  finished goods , work in process , raw materials and factory supplies. The company values  its  inventories at moving average cost or net realizable value , whichever is lower.

3.5  Investment in Shares

The company accounts for its investments in shares of associated companies by the equity method and adjust , recognizes in gain(loss) of associated companies  from updated of financial statements that have been reviewed and audited by auditor. In case of  the associated companies occurs a loss in excess of investment , the company will reduce the investment account to be  zero (in case of no supportingas guarantor  to associated companies ).

The investments in shares of other company (general investment) , which held for long-term purpose , are recorded at cost. Gain (loss) are taken up in the accounts when the investments are disposed.



3.6  Property , Plant & Equipment / Depreciation

- Land has been recorded and stated at acquisition cost and appraised value by an independent appraisal firm.

- Property , plant and equipment has been recorded and stated at acquisition cost (net of accumulated depreciation).

- Depreciation has been computed by the straight-line method over the estimated useful lives of the assets as follows    : -

| | |
|---|---|
| - Buildings and improvements | 10 - 20  years |
| - Machinery and equipments | 10 - 15  years |
| - Furniture , fixtures and office equipments | 5 - 10  years |
| - Transportation equipments | 5  years |

- The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving - spare parts for
    machinery.

3.7  Impairment of Assets

Property , plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances
indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its
recoverable amount, an impairment loss is recognized in current operations for items of property , plant and equipment and
intangible assets carried at cost , and treated as revaluation decrease for assets that are carried at revalued amount to the extent that
the impairment loss does not exceed the amount held in the revaluation surplus for that same asset.

3.8  Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as
operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

3.9  Foreign Currency Transactions

Transactions in foreign currencies throughout the year are recorded in Baht at rates prevailing at the date of transactions.
Outstanding assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Baht at the
prevailing bank rates at that date.  Gains (losses) arising from the translation are credited or charged to operations.

3.10  Income Tax

The provision for income tax is based on the amount currently payable according to the Revenue Code.  However , no income
tax is payable for 6 months period then end December 31, 2003 and 2002 because the company utilizes tax loss carryforwards.

3.11  Cash and Cash Equivalents

Cash and cash equivalents in  Cash Flow Statement  mean  for  cash on hand and cash held at banks.  Cash on hand is kept for
general use within the company. Cash at banks are short-term saving deposits that are highly liquid investments (maturity period
not over 3 months and not pledged, readily convertible to known amounts of cash and are subject to an insignificant risk of change
in value.)

3.12  Fixed deposit as collateral

The company 's fixed deposit account are put up as collateral security to the bank.

3.13  Appropriate Retain Earning

Appropriation of retain earning is according to the Public Company Limited Act. B.E. 2535.  Reserve fund  will  be  appropriated
when has been approved  from shareholders ' meeting.

3.14 Use of Accounting Estimate

Preparation of financial statements in conformity generally accepted accounting principles requires management to make estimate assumption that effect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

3.15 Basic Earnings per Share

Basic earnings per share is determined by dividing the net profit by the weighted average number of common shares outstanding during the years.

## 4. TRANSACTIONS WITH RELATED COMPANIES

The company has a portion of the assets and revenues which arise from transactions with related companies. These companies are related through common shareholdings and / or directorships. As at December 31, 2003 and June 30, 2003 as follows :-

Types of Relation

|  | Types of Relation | Types of Related |
| --- | --- | --- |
| Prachin Power Co.,Ltd. | Affiliated company | Affiliated company & Director sharing |
| Thai Far East Co.,Ltd. | Related company | Director sharing |
| T.F.E.Trading Co.,Ltd. | Related company | Director sharing |
| Thai Industrial Promotion Factory Co.,Ltd. | Related company | Director sharing |
| Asia Garment Co.,Ltd. | Related company | Director sharing |
| Thai Sewing Industrial Co.,Ltd. | Related company | Director sharing |

4.1 Accounts and notes receivable - related companies, net

As at December 31, 2003 and June 30, 2003 consisted of : -

|  | Reviewed December 31,03 | Audited June 30, 03 |
| --- | --- | --- |
| Thai Far East Co.,Ltd. | 107,528,533.43 | 107,555,620.03 |
| T.F.E.Trading Co.,Ltd. | 19,324,138.68 | 19,324,138.68 |
| Thai Industrial Promotion Factory Co.,Ltd. | - | - |
| Asia Garment Co.,Ltd. | - | 266,425.47 |
| Thai Sewing Industrial Co.,Ltd. | - | 151,868.31 |
| Total | 126,852,672.11 | 127,298,052.49 |
| Add accrued interest receivable - lately payment | 242,302.34 | - |
| Total | 127,094,974.45 | 127,298,052.49 |
| Less allowance for doubtful accounts | (27,352,521.97) | (27,352,521.97) |
| Total - net | 99,742,452.48 | 99,945,530.52 |

The aging analysis of trade accounts receivable - related companies above mentioned as at December 31, 03 and June 30, 03 are as follows :-

|  | Reviewed December 31, 03 | Audited June 30, 03 |
| --- | --- | --- |
| Current to 3 months | 195,376.65 | 1,685,527.95 |
| Over 3 months to 6 months | 176,585.31 | 1,251,851.85 |
| Over 6 months to 12 months | 2,519,086.02 | 770,544.72 |
| Over 12 months | 123,961,624.13 | 123,590,127.97 |
| Total | 126,852,672.11 | 127,298,052.49 |

As at December 31, 2003 and June 30, 2003 , the company had long-outstanding trade accounts receivable from two related companies (Thai Far East Co.,Ltd. And T.F.E. Trading Co.,Ltd.) totalling Baht 123.96 million and Baht 123.59 million , respectively (the outstanding balances from these companies as at December 31,2003 and June 30, 2003 totalling Baht 126.85 million and Baht 126.88 million, respectively) The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value (based on report of an independent appraisal firm dated March 26, 2003) amounted to Baht 99.55 million. As at December 31, 2003 and June 30, 2003 the company provided an allowance for doubtful accounts totalling Baht 27.35 million and Baht 27.35 million , respectively . Management believes that such allowance is adequate to absorb possible losses on the difference of appraised value and the balance of such receivables.

4.2 Investments in Shares of Associated compnaies

| | | | | | | Equity Method | |
| | | | | | | Reviewed | Audited |
| Company name | Type of business | Type of relation | Paid-Up Capital | % Share Holding | At Cost Method | December 31, 03 | June 30 , 03 |
|---|---|---|---|---|---|---|---|
| Prachin Power Co.,Ltd. | Manufacturing | Associated | 43.29 million baht | 31.12% | 13,471,000.00 | - | - |

The company has a policy to record the investments in shares of associated companies by equity method.

| | Reviewed | Audited |
| | December 31, 03 | June 30 , 03 |
|---|---|---|
| 4.3 Revenues from Sales | 10,369,312.97 | 1,766,260.89 |
| 4.4 Interest Income | 1,210,971.99 | - |

Inter-companies transactions of trading between the company with associated companies are continued according to negotiated agreement referenced with market price.

5. ACCOUNTS AND NOTES RECEIVABLES-TRADE , NET

As at December 31, 2003 and June 30, 2003 consisted of : -

| | Reviewed | Audited |
| | December 31, 03 | June 30, 03 |
|---|---|---|
| Posted date cheques | 28,350,248.75 | 35,707,990.31 |
| Trade accounts receivable (Domestic) | 60,971,586.41 | 95,388,416.28 |
| Trade accounts receivable (Oversea) | 27,308,073.83 | 28,312,403.63 |
| Total | 116,629,908.99 | 159,408,810.22 |
| Less allowance for doubtful accounts | (13,245,523.84) | (13,245,523.84) |
| Total - net | 103,384,385.15 | 146,163,286.38 |

The aging analysis of trade accounts receivable above mentioned as at December 31, 03 and June 30, 03 are as follows :-

| | Reviewed | Audited |
| | December 31, 03 | June 30, 03 |
|---|---|---|
| Current to 3 months | 113,519,226.26 | 155,904,810.22 |
| Over 3 months to 6 months | 478,720.18 | - |
| Over 6 months to 12 months | - | - |
| Over 12 months | 2,631,962.55 | 3,504,000.00 |
| Total | 116,629,908.99 | 159,408,810.22 |

## INVENTORIES - NET

As at  December 31 , 2003 and June 30 , 2003  consisted of : -

|  | Reviewed | Audited |
|---|---|---|
|  | December 31, 03 | June 30, 03 |
| Finished goods | 188,523,328.83 | 155,020,741.99 |
| Work in process | 85,929,356.49 | 70,956,366.02 |
| Raw materials | 69,109,184.77 | 47,930,094.44 |
| Spare parts and factory supplies | 10,797,638.19 | 10,873,036.12 |
| Total - net | 354,360,008.28 | 284,780,238.57 |

## INVESTMENT IN SHARES OF OTHER COMPANY  (AT COST)

As at  December 31 , 2003 and June 30 , 2003  consisted of : -

|  | Reviewed | Audited |
|---|---|---|
|  | December 31, 03 | June 30, 03 |
| Thai Caprolactum Public Co.,Ltd. | 500,000.00 | 500,000.00 |

## PROPERTY , PLANT AND EQUIPMENT - NET

As at  December 31 , 2003 and June 30 , 2003  consisted of : -

|  | Audited | | | Reviewed |
|---|---|---|---|---|
|  | June 30, 2003 | Increase | Decrease | December 31,2003 |
| At Appraised Value |  |  |  |  |
| Land and improvements | 265,090,000.00 | - | - | 265,090,000.00 |
| At Cost |  |  |  |  |
| Buildings and improvements | 376,743,876.93 | 943,594.30 | 35,000.00 | 377,652,471.23 |
| Machinery and equipment | 2,002,855,824.98 | 20,241,938.44 | - | 2,023,097,763.42 |
| Spare parts for machinery | 57,236,475.24 | 8,477,486.72 | 7,952,711.75 | 57,761,250.21 |
| Furniture , fixtures and office equipment | 14,092,464.74 | 302,928.30 | 140,186.92 | 14,255,206.12 |
| Transportation equipment | 5,907,442.52 | 1,607,000.00 | 2,262,000.00 | 5,252,442.52 |
| Spare parts and machinery in transit | 2,181,230.73 | 34,277,532.73 | 18,529,938.44 | 17,928,825.02 |
| Total | 2,724,107,315.14 | 65,850,480.49 | 28,919,837.11 | 2,761,037,958.52 |
| Accumulated Depreciation |  |  |  |  |
| Buildings and improvements | 270,732,524.72 | 7,656,838.24 | - | 278,389,362.96 |
| Machinery and equipment | 1,874,800,741.45 | 19,345,376.14 | - | 1,894,146,117.59 |
| Furniture , fixtures and office equipment | 13,273,814.13 | 175,429.50 | 140,185.92 | 13,309,057.71 |
| Transportation equipment | 3,947,842.52 | 286,595.94 | 1,421,900.00 | 2,812,538.46 |
| Total | 2,162,754,922.82 | 27,464,239.82 | 1,562,085.92 | 2,188,657,076.72 |
| Allowance for  Slow-Moving of spare parts for machinery | 11,634,910.36 | - | 181,568.27 | 11,453,342.09 |
| Total - net | 549,717,481.96 |  |  | 560,927,539.71 |
| Depreciation for the period |  |  |  |  |
| July 1 - December 31 , 2003 | 549,717,481.96 |  |  | 27,464,239.82 |
| July 1 - December 31 , 2002 |  |  |  | 28,780,711.33 |

The company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property , plant and equipment at appraisal amounts for financial statements reporting purposes. The company's land is stated at appraised value (based on reports of an independent appraisal firm dated March 16, 2000 and March 23, 1999). The excess of appraised value over cost Baht 250.08 million is shown as " Revaluation increment in land " under "Shareholders" in the balance sheets as at December 31, 2003 and June 30, 2003. The revaluation increment in land is not available for dividend distribution.

## BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

As at December 31 , 2003 and June 30 , 2003 consisted of : -

|  | Reviewed December 31, 2003 | Audited June 30, 2003 |
|---|---|---|
| Bank overdrafts | 8,636.51 | 2,178.89 |
| Short-term loans | | |
| (Interest rate 1.825 - 1.95 per annual as at December 31, 2003 | | |
| and 3.0 - 3.13 per annual as at June 30, 2003) | 65,000,000.00 | 45,000,000.00 |
| Defaulted short-term loans | - | 25,000,000.00 |
| Liabilities under T/R ( Interest rate 2.45% per annual ) | 23,414,976.00 | - |
| Total | 88,423,612.51 | 70,002,178.89 |

As at December 31, 03 and June 30, 03 , the company has overdrafts lines with several local banks totalling Baht 35 million. An overdraft line of Baht 20 million is collateralized by part of the company's land , machinerys and equipments.

Short-term loans of Baht 65 million as at December 31, 2003 is collateralized by part of the company's land , buildings , machinerys and equipments.

On October 4 , 2000 a local financial institution filed a claim against the company for damage arising from the default in the repayment of short-term note payable of Baht 25 million. , the company has contacted to compromise and settle of the remaining amount in October 15, 2003 as follow : -

| | |
|---|---|
| Principal & accrual interest expense | 51,445,205.47 |
| Less Remaining amount of compromised and settle | (30,693,630.14) |
| Gain on Debt - restructuring | 20,751,575.33 |

## 10. LONG-TERM LOANS

As at December 31 , 2003 and June 30 , 2003 consisted of : -

|  | Reviewed December 31, 2003 | Audited June 30, 2003 |
|---|---|---|
| Long-term loans | 22,857,200.00 | 27,142,880.00 |
| Less Current portion of long-term loans | (8,571,360.00) | (8,571,360.00) |
| Net | 14,285,840.00 | 18,571,520.00 |

Long-term loans from local bank , repayable in 42 monthly installments (Baht 714,280.00 / months) starting from March 31, 2003 and fully settlement within year 2006 ( Interest rate : MLR - 1.25%) . These loan-term loans are collateralized by a portion of the company's machinery and equipment.

## SHARE CAPITAL

At the extraordinary shareholders meeting held on December 4, 1996 , the shareholders passed a special resolution to approve the additional cash contribution towards the company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 par value.

In January 1997 , the company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital and issued warrants to purchase common shares of 6,688,384 units. In April 1998 , a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 par value.

At the ordinary shareholders' meeting held on October 15, 2001 , the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006. In July 2002 and in October 2003 the shareholders exercised its warrants to purchase 78 common shares and 80 common shares respectively at the price of Baht 10 par value.

## LEGAL RESERVE

Under the provisions of the Limited Public Company Act. B.E. 2535 , the company is required to appropriate at least 5% of its annual net profit after deduction of the deficit brought forward (if any) as reserve fund until the reserve fund reaches 10% of the authorized share capital. This reserve is not available for dividend distribution.

## PLEDGED SECURITIES

- The company's land and buildings are mortgaged as collateral to the local bank and financial institution for related loans.
- A portion of company's machinery and equipment are mortgaged as collateral to the local bank and financial institution for related loans.

## OBLIGATION AND CONTIGENT LIABILITIES

As at December 31 , 2003 and June 30 , 2003 , the company had unused letters of credit amounting to Baht 50.32 million and Baht 47.20 respectively.

## FINANCIAL INSTRUMENTS

### Financial Risk Management and Policies

The company is exposed to risk from fluctuations of interest rate and a counterparty is unable or unwilling to meet a commitment that it entered into with the company. The company does not has the polity to hold or issue derivative instruments for speculative or trading purposes. Interest Rate Risk

### Interest Rate Risk

Interest rate risk arises from fluctuations of market interest rates in the future , which may have a negative effect to current and future operations and cash flow of the company because the company deposit cash with financial institutions , bank overdrafts and on loans.The company does not use derivative financial instruments to hedge such risk because the management believes that there is no local market to support and protect against such risk.

### Credit Risk

The company is exposed to credit risk primarily with respect to accounts receivable. However , since the revunues from sales will be recognized when delivery has taken place. The company expects that there is no significant damage from debt collection.



**Fair Value of Financial Instruments**

The following methods and assumptions are used to estimate the fair value of each class of financial instruments : -

- Cash and cash equivalents are stated with the approximately fair values as in the balance sheet.

- Trade accounts receivable which on payment due less than 90 days started from the end of period are stated with the approximately fair values as in the balance sheet.

- Loans to employees are stated with the approximately fair values as in the balance sheet.

- Bank overdrafts , accounts payable and notes payable which on payment due less than 90 days are stated with the approximately fair values as in the balance sheet.

- Short-term loans and long-term loans which on float interest position , book value are equal to approximately fair values.

- Accrued interest expense are stated with the approximately fair values as in the balance sheet.

## RECLASSIFICATION OF ACCOUNTS

Certain accounts in the interim financial statements for the period ended June 30, 2003 have been reclassified to conform with the interim financial statements for the period ended December 31, 2003

## SEGMENTATION OF BUSINESS

| | For the 6 months ended December 31, 2003 | | |
|---|---|---|---|
| | Domestic | Oversea | Total |
| Net sales and services income | 311,258,460.82 | 285,677,792.08 | 596,936,252.90 |
| Cost of sales and services | 276,818,175.03 | 273,771,719.37 | 550,589,894.40 |
| Gross profit | 34,440,285.79 | 11,906,072.71 | 46,346,358.50 |
| Gain on foreign exchange - net | | | 1,064,428.37 |
| Other income | | | 11,413,150.73 |
| Selling and administrative expenses | | | (32,196,484.60) |
| Interest expense | | | (2,739,273.18) |
| Gain on Debt - restructuring | | | 20,751,575.33 |
| Net income | | | 44,639,755.15 |
| Fixed assets | | | 560,927,539.71 |
| Others | | | 622,035,559.33 |
| Total assets | | | 1,182,963,099.04 |

| | For the 6 months ended December 31, 2002 | | |
|---|---|---|---|
| | Domestic | Oversea | Total |
| Net sales and services income | 404,870,473.29 | 213,768,926.69 | 618,639,399.98 |
| Cost of sales and services | 360,291,086.27 | 185,860,289.98 | 546,151,376.25 |
| Gross profit | 44,579,387.02 | 27,908,636.71 | 72,488,023.73 |
| Gain on foreign exchange - net | | | 705,844.69 |
| Other income | | | 13,380,890.10 |
| Selling and administrative expenses | | | (29,159,739.24) |
| Interest expense | | | (9,143,006.87) |
| Net income | | | 48,272,012.41 |
| Fixed assets | | | 575,834,601.37 |
| Others | | | 643,407,437.25 |
| Total assets | | | 1,219,242,038.62 |

## APPROVAL OF FINANCIAL STATEMENTS

These financial statements has been approved by the company 's director.